EXHIBIT 12

CUMMINS INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years ended December 31,
In millions	2016	2015	2014	2013	2012
Earnings
Income before income taxes (1)	$1,930	$2,025	$2,434	$2,119	$2,271
Add
Fixed charges	148	140	138	112	104
Amortization of capitalized interest	2	2	1	1	2
Distributed income of equity investees	212	248	228	271	329
Less
Equity in earnings of investees	260	273	330	325	347
Capitalized interest	6	3	7	7	7
Earnings before fixed charges	$2,026	$2,139	$2,464	$2,171	$2,352

Fixed charges
Interest expense (2)	$69	$65	$64	$41	$32
Capitalized interest	6	3	7	7	7
Amortization of debt discount and deferred costs	3	3	3	2	6
Interest portion of rental expense (3)	70	69	64	62	59
Total fixed charges	$148	$140	$138	$112	$104

Ratio of earnings to fixed charges (4)	13.7	15.3	17.9	19.4	22.6
___________________________________________________
(1) For the year ended December 31, 2016, income before income taxes included a $138 million charge related to a loss contingency. For the year ended December 31, 2015, income before income taxes included a $211 million charge related to impairment of light-duty diesel assets, $90 million of restructuring actions and other charges and a $60 million charge related to a loss contingency. For the year ended December 31, 2012, consolidated net income included $52 million of restructuring and other charges, a $6 million gain related to adjustments from our 2011 divestitures and a $20 million charge related to legal matters.
(2) The interest amount in the table above does not include interest expense associated with uncertain tax positions. In 2015, we adopted new rules related to balance sheet debt issuance costs, which resulted in the reclassification of our December 31, 2014, debt balance, reducing our long-term debt by $12 million. In September 2013, we issued $1 billion of senior unsecured debt.
(3) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.
(4) We have not issued preferred stock. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.